EXHIBIT 1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2011

TOKYO, Feb. 10, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the nine months ended December 31, 2010 (from April 1 to December 31, 2010).1

Highlights of Financial Results for the Nine Months Ended Dec 2010

  Revenues were JPY56,797 million ($695.4 million), up 17.6% YoY. Outsourcing services steadily grew and there were 4 months contribution from IIJ Global Solutions Inc. ("IIJ-GS").
  Operating income was JPY2,430 million ($29.8 million), up 21.1% YoY. Gross margin of network services increased and operating loss related to ATM operation business decreased.
  Net income attributable to IIJ was JPY1,997 million ($24.5 million), up 76.2% YoY.
  FY2010 year-end dividend forecast was revised upward from JPY1,250 to JPY1,500 per share. FY2010 full-year dividend forecast will be JPY2,750, up JPY500 YoY. 2
  Full-year financial targets remain unchanged.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY81.67 per US$1.00, which was the noon buying rate on December 31, 2010.

2 IIJ's 1 common stock is equivalent to 400 ADSs

Overview of FY2010 Nine Months Financial Results and Business Outlook

"With the cloud computing service performing as a door opener to new clients, despite the continued weakness in Japanese economy and corporate spending on network systems, our outsourcing services continued to grow. 4 months additional revenue from IIJ-GS which we acquired from AT&T Japan on September 1, 2010 also contributed to revenue and income growth," said Koichi Suzuki, President and CEO of IIJ.

"Our new cloud computing service is growing at a much faster speed than we expected. It is one of our fastest growing service. As of December 2010, we are servicing over 300 cloud computing projects to both clients we had prior contact with and to those who are new to us and there are over 1,000 prospected cloud computing projects," continued Suzuki.

"In addition, our outsourcing services such as Web-gateway service, SMX service, contents delivery network service and data center related services have also continued its steady growth. We believe it's our long experience in providing outsourcing service and our persistent effort to introduce new services which prevents any internet related security crisis that makes corporate customers choose our services. During the 3rd quarter of this fiscal year, we've launched several new services: IIJ Mobile Biz Plus that provides access restriction features, IIJ Smart Mobile Manager that enables remote management of iPad and other smart phone devices and add on firewall feature for SMF service. All these services give solutions to those critical problems which many corporate customers are facing."

"There's also been progress with IIJ-GS. IIJ and IIJ-GS has strengthened its sales force that cross-sells both IIJ's network outsourcing services and IIJ-GS's WAN services to both corporate customers," said Suzuki.

"For our mid-term business developments, we will introduce new services in addition to further expanding our service facilities for cloud computing such as Japan's first container-unit commercial data center. We will also promote the use of IPv6 address. As many of you may know, the Internet will run out of IPv4 addresses to allocate and internet users, both corporate and individual, eventually will have to start using IPv6 addresses. Our backbones, servers and services are already IPv6 ready and we have solutions, engineering skills and experience to support IPv6. As for IIJ-GS, it is currently preparing to take its business abroad, especially in Asia, by providing global-WAN services mainly to Japanese companies overseas."

FY2010 Nine Months Financial Results Summary
Operating Results Summary
	Nine months ended Dec 31, 2009	Nine months ended Dec 31, 2010	YoY % change
	JPY millions	JPY millions
Total Revenues	48,313	56,797	17.6
Network Services [3]	27,601	36,110	30.8
SI	20,165	19,784	(1.9)
Equipment Sales	439	550	25.3
ATM Operation Business	108	353	226.1
Total Costs	38,693	45,257	17.0
Network Services	22,878	29,205	27.7
SI	14,751	14,876	0.8
Equipment Sales	380	473	24.6
ATM Operation Business	684	703	2.9
SG&A Expenses and R&D	7,613	9,110	19.7
Operating Income	2,007	2,430	21.1
Income before Income Tax Expense	1,783	2,175	22.0
Net income attributable to IIJ	1,133	1,997	76.2
[3] From the second quarter of FY2010, "Connectivity and Outsourcing Services Revenues" has been renamed to "Network Services Revenues".

Segment Summary
	Nine months ended Dec 31, 2009	Nine months ended Dec 31, 2010
	JPY millions	JPY millions
Net Revenues	48,313	56,797
Network services and SI business	48,525	56,776
ATM operation business	108	353
Elimination	320	332
Operating Income (Loss)	2,007	2,430
Network service and SI business	2,754	2,922
ATM operation business	(731)	(465)
Elimination	16	27

We have omitted segment analysis because most of our revenues are dominated by Network services and systems integration business.

FY2010 Nine Months Results of Operation

Revenues

Revenues were JPY56,797 million, up 17.6% YoY. Additional revenue of 4 months related to IIJ-GS was JPY8,652 million.

Network Services revenue were JPY36,110 million, up 30.8% YoY.

Revenues for Internet connectivity services for corporate use were JPY10,433 million, up 0.6% YoY as IIJ mobile service and broadband connectivity services increased. Contracts of over 1Gbps IP service as of end of December 2010 was 127 contracts, up 6 contracts YoY.

Revenues for Internet connectivity services for home use were JPY4,974 million, down 3.1% YoY.

WAN Services revenue were JPY9,702 million, up 408.8% YoY. There were additional revenues related to IIJ-GS of 4 months.

Outsourcing services revenue were JPY11,001 million, up 7.9% YoY. Services such as Web Security, anti-spam email related services, contents delivery services, data center related services and cloud computing related services increased, respectively. Our cloud computing service "IIJ GIO" is growing and its monthly revenue, including revenue which is recognized in systems operation and maintenance, as of end of December 2010 has reached over JPY90 million.

Number of Contracts for Connectivity Services
	as of Dec 31, 2009	as of Dec 31, 2010	YoY Change
Internet Connectivity Services (Corporate Use) [4]	60,023	75,287	15,264
IP Service (-99Mbps)	927	903	(24)
IP Service (100Mbps-999Mbps)	244	281	37
IP Service (1Gbps-)	121	127	6
IIJ Data Center Connectivity Service	299	307	8
IIJ FiberAccess/F and IIJ DSL/F	27,805	38,034	10,229
IIJ Mobile Service [5]	29,209	34,303	5,094
Others	1,418	1,332	(86)
Internet Connectivity Services (Home Use)	404,700	378,985	(25,715)
Under IIJ Brand	47,718	43,057	(4,661)
hi-ho	171,511	159,725	(11,786)
OEM	185,471	176,203	(9,268)
Total Contracted Bandwidth	647.2 Gbps	702.0 Gbps	54.8 Gbps

Network Services Revenues Breakdown
	Nine months ended Dec 31, 2009	Nine months ended Dec 31, 2010	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	10,368	10,433	0.6
IP Service [6]	6,957	6,705	(3.6)
IIJ FiberAccess/F and IIJ DSL/F	2,196	2,265	3.2
IIJ Mobile Service [7]	994	1,268	27.5
Others	221	195	(11.7)
Internet Connectivity Service (Home Use)	5,134	4,974	(3.1)
Under IIJ Brand	775	753	(2.8)
hi-ho	3,934	3,818	(3.0)
OEM	425	403	(5.1)
WAN Services [8]	1,907	9,702	408.8
Outsourcing Services	10,192	11,001	7.9
Total Network Services	27,601	36,110	30.8

[4] From the second quarter of FY2010, "Connectivity Services" has been renamed to "Internet Connectivity Services ".
[5] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.
[6] IP Service revenues include revenues from the Data Center Connectivity Service.
[7] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).
[8] From the second quarter of FY2010, to reflect the acquisition of IIJ Global on September 1, 2010, "WAN services", which were components of "Outsourcing services revenues" were separately disclosed to clarify the contents of WAN services revenues.

SI revenues were JPY19,784 million, down 1.9% YoY. Systems construction revenues, a one-time revenue, were JPY6,920 million, up 12.8% YoY as there were mid- to small sized network construction projects. Systems operation and maintenance revenues, a recurring revenue, was JPY12,864 million, down 8.3% YoY affected by the scale-down from a certain large client in 1Q10.

The order backlog for systems construction and equipment sales was JPY5,928 million, up 11.9% YoY. The order backlog for systems operation and maintenance was JPY10,883 million, up 12.3% YoY.

Equipment sales revenues were JPY550 million, up 25.3% YoY.

ATM Operation Business revenues were JPY353 million. As of February 10, 2011, 200 ATMs are placed.

Cost and expense

Cost of revenues was JPY45,257 million, up 17.0% YoY. Cost of revenues related to IIJ-GS of 4 months were JPY6,976 million.

Cost of Network Services revenue was JPY29,205 million, up 27.7% YoY mainly due to the increase in circuit related and outsourcing related costs related to IIJ-GS of 4 months. Gross margin for network services was JPY6,905 million, up 46.2% YoY and gross margin ratio was 19.1%.

Cost of SI revenues was JPY14,876 million, up 0.8% YoY. While purchasing cost decreased, network operation related and personnel related costs increased. Gross margin for SI was JPY4,908 million, down 9.3% YoY and gross margin ratio was 24.8%.

Cost of Equipment Sales revenues was JPY473 million, up 24.6% YoY. Gross margin was JPY77 million and gross margin ratio was 13.9%.

Cost of ATM Operation Business revenues was JPY703 million. Outsourcing costs were reduced. We are additionally placing new ATMs and full FY2010 operating loss related to ATM operation business is expected to be around JPY0.6 billion.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY9,110 million, up 19.7% YoY. SG&A expenses related to IIJ-GS of 4 months was JPY1,001 million.

Sales and marketing expenses were JPY4,756 million, up 21.1% YoY mainly due to the additional expenses related to IIJ-GS, personnel related expenses and depreciation and amortization increased. Amortization of customer relationship related to IIJ-GS was JPY129 million.

General and administrative expenses were JPY4,095 million, up 18.9% YoY mainly due to the additional expenses related to IIJ-GS, personnel related expenses and depreciation and amortization increased. In 3Q10, there were restoration expenses, to return the rented office to its original state, of JPY48 million in relation to next fiscal year's new office plan.

Research and development expenses were JPY259 million, up 7.6% YoY.

Operating income

Operating income was JPY2,430 million, up 21.1% YoY as gross margin for network services increased and operation loss related to ATM operation business decreased.

Other income (expenses)

Other income (expenses) was net other expense of JPY255 million (expense of JPY224 million for the nine months ended December 2009) as there were interest expenses and losses on write-down of other investments.

Income before income tax expenses

Income before income tax expenses was JPY2,175 million, up 22.0% YoY (JPY1,783 million for the nine months ended December 2009).

Net Income

Income tax expense was JPY459 million (JPY1,042 million for the nine months ended December 2009). Deferred income tax expenses was JPY242 million (JPY790 million for the nine months ended December 2009).

Equity in net income of equity method investees was JPY129 million (JPY127 million for the nine months ended December 2009).

Net income was JPY1,845 million, up 112.5% YoY (JPY868 million for the nine months ended December 2009).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY152 million (JPY265 million for the nine months ended December 2009), related to Trust Networks Inc. and GDX Japan Inc.

Net income attributable to IIJ was JPY1,997 million, up 76.2% YoY (JPY1,133 million for the nine months ended December 2009).

FY2010 Nine Months Financial Condition

Balance Sheets

As of December 31, 2010, the balance of total assets was JPY67,145 million, up JPY15,048 million from the balance as of March 31, 2010 as a result of the acquisition of IIJ-GS.

For current assets, as compared to each of the respective balances as of March 31, 2010, accounts receivable increased by JPY4,735 million, prepaid expenses increased by JPY879 million and deferred tax assets decreased by JPY601 million. As of noncurrent assets, other intangible assets (net) increased by JPY4,615 million, property and equipments increased by JPY1,564 million and goodwill increased by JPY494 million. As for current liabilities, as compared to each of the respective balances as of March 31, 2010, short-term borrowings increased by JPY9,000 million mainly for the acquisition of IIJ-GS and accounts payable increased by JPY3,499 million. Noncurrent capital lease obligations decreased by JPY576 million to JPY3,081 million.

As of December 31, 2010, the balance of other investments was JPY2,934 million, an increase of JPY353 million from the balance as of March 31, 2010. The breakdown of other investments were JPY1,843 million in nonmarketable equity securities, JPY892 million in available-for-sale securities and JPY199 million in other.

As of December 31, 2010, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY4,306 million and the balance of amortized intangible assets was JPY7,228 million. The breakdown of non-amortized intangible assets were JPY4,114 million in goodwill (JPY594 million related to IIJ-GS) and JPY192 in trademark. The breakdown of amortized intangible assets were JPY7,191 million in customer relationships (JPY4,766 million related to IIJ-GS) and JPY37 million in licenses.

Total IIJ shareholders' equity as of December 31, 2010 was JPY28,696 million, an increase of JPY1,376 million from the balance as of March 31, 2010. IIJ Shareholders' equity ratio (IIJ shareholders' equity/total assets) as of December 31, 2010 was 42.7%.

The measurement of the assets acquired and liabilities assumed related to the acquisition of IIJ-GS is to be completed within a year from the acquisition date. The measurement has not yet been completed as of the end of December 31, 2010 and therefore, the preliminary estimates are subject to revisions.

Cash Flows

Cash and cash equivalents as of December 31, 2010 were JPY10,800 million compared to JPY8,466 million as of December 31, 2009.

Net cash provided by operating activities for the nine months ended December 31, 2010 was JPY8,387 million compared to net cash provided by operating activities of JPY6,261 million for the nine months ended December 31, 2009. While operating income increased YoY due to the increase in gross margin for network services, there were changes in operating assets and liabilities during the nine months ended December 31, 2010, mainly resulting from the Increase in inventories, prepaid expenses and other current and noncurrent assets of JPY722 million, increase in accounts payable of JPY3,950 million, decrease in accrued expenses and other current and noncurrent liabilities of JPY2,031 million.

Net cash used in investing activities for the nine months ended December 31, 2010 was JPY12,629 million compared to net cash used in investing activities of JPY2,798 million for the nine months ended December 31, 2009, mainly due to the acquisition of IIJ-GS for JPY9,170 million and the purchase of property and equipments of JPY3,037 million.

Net cash provided by financing activities for the nine months ended December 31, 2010 was JPY6,321 million compared to net cash used in financing activities of JPY5,163 million for the nine months ended December 31, 2009, mainly due to the net increase in short-term borrowings of JPY9,000 million, principal payments under capital leases of JPY2,210 million and payments of JPY507 million for FY2009 year-end and FY2010 interim dividends.

FY2010 Financial Targets (announced on June 1, 2010)

Generally speaking, our full year target largely depends on the outcome of the 4th quarter revenue and income results which becomes the largest due to seasonal factors. Taking into account our nine months ended December 31, 2010 results, we remain our full FY2010 target unchanged.

Our targets for the fiscal year ending March 31, 2011 are as follows:

				(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
Full FY2010 Target	84,500	4,800	4,100	3,000

FY2010 Year-end Dividend Forecast

We revised upward our FY2010 year-end dividend forecast from JPY1,250 to JPY1,500 per share. FY2010 full-year dividend forecast will be JPY2,750, up JPY500 YoY.

	Interim	Year-end	Full-Year
FY2010 Dividend (forecast)	JPY1,250 (paid)	JPY1,500 (forecast)	JPY2,750 (forecast)
FY2009 Dividend	JPY1,000	JPY1,250	JPY2,250

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	Nine months ended Dec 31, 2009	Nine months ended Dec 31, 2010
	JPY millions	JPY millions
Adjusted EBITDA	5,942	6,667
Depreciation and Amortization [9]	3,935	4,137
Impairment loss on other intangible assets	--	100
Operating Income	2,007	2,430
Other Income (Expense)	(224)	(255)
Income Tax Expense	1,042	459
Equity in Net Income of Equity Method Investees	127	129
Net income	868	1,845
Net loss attributable to noncontrolling interests	265	152
Net Income attributable to IIJ	1,133	1,997
[9] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

CAPEX
	Nine months ended Dec 31, 2009	Nine months ended Dec 31, 2010
	JPY millions	JPY millions
CAPEX, including capital leases	4,366	4,539
Acquisition of Assets by Entering into Capital Leases	1,563	1,502
Purchase of Property and Equipment	2,803	3,037

Other Information

From the second quarter of FY2010, to reflect the acquisition of IIJ Global on September 1, 2010, "WAN services", which were components of "Outsourcing services revenues" were separately disclosed to clarify the contents of WAN services revenues. In addition, "Connectivity Services" was renamed to "Internet Connectivity Services".

"During the fiscal years ended March 31, 2007 and 2008, IIJ acquired additional shares of its subsidiary, IIJ Technology Inc. and made it IIJ's 100% owned consolidated subsidiary. In the course of these acquisitions, IIJ recognized indefinite-lived customer relationship intangible asset of JPY2,669,152 thousand in the aggregated. Subsequent to the issuance of its March 31, 2010 financial statements, IIJ's management determined that the deferred tax liabilities associated with the intangible asset should have been recorded with corresponding increase in goodwill at the time of the acquisitions. The amounts for goodwill, deferred tax liabilities (noncurrent) and total assets as of March 31, 2010 as previously reported were JPY2,639,319 thousand, JPY212,773 thousand and JPY51,115,450 thousand, respectively. The amounts for goodwill, deferred tax liabilities (noncurrent) and total assets as of March 31, 2010 as corrected are JPY3,620,342 thousand, JPY1,193,796 thousand and JPY52,096,473 thousand, respectively. The effect on income statement is immaterial.

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on February 10, 2011.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

YUKO KAZAMA

IIJ Investor Relations Office

Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/IR

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2010 and December 31, 2010)

	As of March 31, 2010		As of December 31, 2010
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,764,415		132,238	10,799,903
Accounts receivable, net of allowance for doubtful accounts of JPY 37,178 thousand and JPY 33,315 thousand at March 31, 2010 and December 31, 2010, respectively	11,396,597		197,524	16,131,816
Inventories	807,803		11,051	902,539
Prepaid expenses	1,593,000		30,270	2,472,114
Deferred tax assets —Current	1,570,746		11,871	969,505
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand and JPY 48,780 thousand at March 31, 2010 and December 31, 2010, respectively	762,081		12,518	1,022,326
Total current assets	24,894,642	47.8	395,472	32,298,203	48.1
INVESTMENTS IN EQUITY METHOD INVESTEES	1,131,354	2.2	15,415	1,258,954	1.9
OTHER INVESTMENTS	2,581,610	5.0	35,927	2,934,146	4.4
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 17,653,271 thousand and JPY 20,682,523 thousand at March 31, 2010 and December 31, 2010, respectively	12,970,152	24.9	177,967	14,534,536	21.6
GOODWILL	3,620,342	6.9	50,372	4,113,857	6.1
OTHER INTANGIBLE ASSETS —Net	2,819,187	5.4	91,023	7,433,843	11.1
GUARANTEE DEPOSITS	2,003,862	3.8	23,945	1,955,567	2.9
DEFERRED TAX ASSETS —Noncurrent	685,370	1.3	13,279	1,084,533	1.6
OTHER ASSETS, net of allowance for doubtful accounts of JPY 91,319 thousand and JPY 80,986 thousand at March 31, 2010 and December 31, 2010, respectively, and net of loan loss valuation allowance of JPY 16,701 thousand at March 31, 2010 and December 31, 2010, respectively	1,389,954	2.7	18,749	1,531,260	2.3
TOTAL	52,096,473	100.0	822,149	67,144,899	100.0

	As of March 31, 2010		As of December 31, 2010
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	4,450,000		164,687	13,450,000
Capital lease obligations — current portion	2,729,673		31,814	2,598,273
Accounts payable	6,967,654		128,154	10,466,330
Accrued expenses	1,184,483		26,542	2,167,714
Accrued retirement and pension costs — current	14,539		178	14,539
Deferred income — current	1,445,174		20,467	1,671,496
Other current liabilities	922,345		11,817	965,056
Total current liabilities	17,713,868	34.0	383,659	31,333,408	46.7
CAPITAL LEASE OBLIGATIONS — Noncurrent	3,657,657	7.0	37,729	3,081,304	4.6
ACCRUED RETIREMENT AND PENSION COSTS — Noncurrent	1,302,054	2.5	18,410	1,503,550	2.2
DEFERRED TAX LIABILITIES — Noncurrent	1,193,796	2.3	14,198	1,159,559	1.7
DEFERRED INCOME — Noncurrent	560,677	1.1	13,194	1,077,516	1.6
OTHER NONCURRENT LIABILITIES	304,718	0.6	3,688	301,247	0.5
Total Liabilities	24,732,770	47.5	470,878	38,456,584	57.3
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2010 and December 31, 2010	16,833,847	32.3	206,120	16,833,847	25.1
Additional paid-in capital	27,443,600	52.7	335,074	27,365,518	40.7
Accumulated deficit	(16,720,092)	(32.1)	(186,476)	(15,229,539)	(22.7)
Accumulated other comprehensive income	168,769	0.3	1,447	118,188	0.2
Treasury stock — 3,934 shares and 3,794 shares held by the company at March 31, 2010 and December 31, 2010	(406,547)	(0.8)	(4,801)	(392,079)	(0.6)
Total Internet Initiative Japan Inc. shareholders' equity	27,319,577	52.4	351,364	28,695,935	42.7
NONCONTROLLING INTERESTS	44,126	0.1	(93)	(7,620)	(0.0)
Total equity	27,363,703	52.5	351,271	28,688,315	42.7
TOTAL	52,096,473	100.0	822,149	67,144,899	100.0

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 81.67 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 31, 2010.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the nine months ended December 31, 2009 and December 31, 2010)

	Nine Months Ended December 31, 2009		Nine Months Ended December 31, 2010
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Network services:
Internet Connectivity (corporate use)	10,367,448		127,743	10,432,772
Internet Connectivity (home use)	5,133,887		60,908	4,974,360
WAN services	1,906,695		118,796	9,702,110
Outsourcing services	10,192,433		134,696	11,000,562
Total	27,600,463		442,143	36,109,804
Systems integration:
Systems Construction	6,134,986		84,737	6,920,522
Systems Operation and Maintenance	14,030,403		157,510	12,863,826
Total	20,165,389		242,247	19,784,348
Equipment sales	438,710		6,730	549,624
ATM operation business	108,217		4,321	352,884
Total revenues	48,312,779	100.0	695,441	56,796,660	100.0
COST AND EXPENSES:
Cost of network services	22,878,358		357,590	29,204,323
Cost of systems integration	14,751,253		182,148	14,876,036
Cost of equipment sales	379,946		5,796	473,345
Cost of ATM operation business	683,253		8,612	703,366
Total cost	38,692,810	80.1	554,146	45,257,070	79.7
Sales and marketing	3,927,736	8.1	58,233	4,755,852	8.4
General and administrative	3,444,078	7.1	50,134	4,094,513	7.2
Research and development	240,924	0.5	3,173	259,158	0.4
Total cost and expenses	46,305,548	95.8	665,686	54,366,593	95.7
OPERATING INCOME	2,007,231	4.2	29,755	2,430,067	4.3
OTHER INCOME (EXPENSE):
Interest income	17,990		208	16,952
Interest expense	(241,172)		(2,369)	(193,504)
Foreign exchange gains (losses)	(3,804)		(358)	(29,253)
Net gains on sales of other investments	20,640		660	53,925
Losses on write-down of other investments	(49,441)		(2,105)	(171,863)
Other—net	31,762		837	68,328
Other expense — net	(224,025)	(0.5)	(3,127)	(255,415)	(0.5)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,783,206	3.7	26,628	2,174,652	3.8
INCOME TAX EXPENSE	1,042,191	2.2	5,626	459,409	0.8
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	127,164	0.3	1,584	129,359	0.2
NET INCOME	868,179	1.8	22,586	1,844,602	3.2
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	265,114	0.5	1,867	152,486	0.3
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,133,293	2.3	24,453	1,997,088	3.5

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2010
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,632
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,632
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,052,800
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,052,800
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,595.29	120.68	9,855.74
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,595.29	120.68	9,855.74
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.99	0.30	24.64
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.99	0.30	24.64

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 81.67 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 31, 2010.
(Note2) The above presentation for the nine months ended December 31, 2009 has been changed to conform to the presentation for the nine months ended December 31, 2010.

Internet Initiative Japan Inc
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2009 and December 31, 2010)

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	868,179	22,586	1,844,602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,934,464	50,653	4,136,853
Impairment loss on other intangible assets	--	1,224	100,000
Provision for retirement and pension costs, less payments	238,421	2,467	201,496
Provision for (reversal of) allowance for doubtful accounts and advances	27,074	(271)	(22,171)
Loss on disposal of property and equipment	22,750	189	15,402
Net gains on sales of other investments	(20,640)	(660)	(53,925)
Losses on write-down of other investments	49,441	2,104	171,863
Gain on receipt of investment securities	--	(221)	(18,060)
Foreign exchange losses	16,213	354	28,938
Equity in net income of equity method investees	(127,164)	(1,584)	(129,359)
Deferred income tax expense	790,481	2,960	241,704
Others	--	757	61,777
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	1,657,103	9,079	741,476
Increase in inventories, prepaid expenses and other current and noncurrent assets	(638,113)	(8,838)	(721,771)
Increase (decrease) in accounts payable	(669,050)	48,364	3,949,881
Decrease in income taxes payable	(113,578)	(1,604)	(130,985)
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	225,018	(24,863)	(2,030,560)
Net cash provided by operating activities	6,260,599	102,696	8,387,161
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,802,777)	(37,187)	(3,037,071)
Proceeds from sales of property and equipment	178,270	51	4,147
Purchase of available-for-sale securities	(29,184)	(569)	(46,468)
Purchase of other investments	(250,016)	(1,837)	(150,000)
Investment in equity method investees	(22,834)	--	--
Proceeds from sales of available-for-sale securities	67,592	656	53,605
Proceeds from sales and redemption of other investments	56,824	366	29,901
Acquisition of a newly controlled company	--	(112,281)	(9,170,000)
Payments of guarantee deposits	(60,250)	(5,247)	(428,529)
Refund of guarantee deposits	64,750	1,511	123,425
Payments for refundable insurance policies	(41,866)	(210)	(17,190)
Refund from insurance policies	39,959	363	29,642
Other	1,498	(252)	(20,622)
Net cash used in investing activities	(2,798,034)	(154,636)	(12,629,160)

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	5,750,000	15,918	1,300,000
Repayments of short-term borrowings with initial maturities over three months	(10,450,000)	(3,674)	(300,000)
Principal payments under capital leases	(2,658,062)	(27,056)	(2,209,641)
Net increase in short-term borrowings with initial maturities less than three months	2,450,000	97,955	8,000,000
Proceeds from issuance of subsidiary stock to ?minority shareholders	150,000	--	--
Dividends paid	(405,088)	(6,202)	(506,535)
Proceeds from sales of treasury stock	--	455	37,126
Net cash provided by (used in) financing activities	(5,163,150)	77,396	6,320,950

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(21,037)	(532)	(43,463)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,721,622)	24,924	2,035,488
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,187,724	107,314	8,764,415
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	8,466,102	132,238	10,799,903

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	243,173	2,363	192,977
Income tax paid	160,263	4,284	349,843

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,562,959	18,396	1,502,423
Facilities purchase liabilities	174,722	2,228	181,945
Acquisition of business and a company:
Assets acquired	--	160,577	13,114,284
Cash paid	--	(112,281)	(9,170,000)
Liabilities assumed	--	48,296	3,944,284

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 81.67 which was the noon buying rate in
 New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 31, 2010.
Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2010
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	48,524,786	56,776,195
Customers	48,204,562	56,443,776
Intersegment	320,224	332,419
ATM operation business	108,217	352,884
Customers	108,217	352,884
Intersegment	--	--
Elimination	320,224	332,419
Consolidated total	48,312,779	56,796,660
Segment profit or loss:

	Nine Months Ended December 31, 2009	Nine Months Ended December 31, 2010
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,753,891	2,922,142
ATM operation business	(730,462)	(465,460)
Elimination	16,198	26,615
Consolidated operating income	2,007,231	2,430,067

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

3rd Quarter FY2010 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2010 consolidated financial results (unaudited, from October 1, 2010 to December 31, 2010).

Operating Results Summary
	3Q09	3Q10	YoY % Change
	JPY millions	JPY millions
Total Revenues:	16,038	22,525	40.4
Network Services	9,297	15,424	65.9
SI	6,542	6,797	3.9
Equipment Sales	129	179	38.5
ATM Operation Business	70	125	77.8
Cost of Revenues:	12,656	17,827	40.9
Network Services	7,567	12,402	63.9
SI	4,702	5,017	6.7
Equipment Sales	111	160	44.8
ATM Operation Business	276	248	(10.7)
SG&A Expenses and R&D	2,541	3,469	36.6
Operating Income	841	1,229	46.1
Income before Income Tax Expense	758	1,169	54.3
Net Income attributable to IIJ	418	1,138	172.3
Connectivity and Outsourcing Services Revenues Breakdown and Cost
	3Q09	3Q10	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,480	3,492	0.3
IP Service	2,308	2,227	(3.5)
IIJ FiberAccess/F and IIJ DSL/F	740	771	4.2
IIJ Mobile Service	361	430	19.2
Others	71	64	(9.8)
Internet Connectivity Service (Home Use)	1,724	1,622	(5.9)
Under IIJ Brand	262	245	(6.3)
hi-ho	1,322	1,241	(6.1)
OEM	140	136	(3.2)
WAN Services	643	6,405	896.6
Outsourcing Services	3,450	3,905	13.2
Network Services Revenues	9,297	15,424	65.9

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q09	3Q10
	JPY millions	JPY millions
Adjusted EBITDA	2,132	2,747
Depreciation and Amortization	1,291	1,518
Operating Income	841	1,229
Other Income (Expense)	(84)	(60)
Income Tax Expense	514	179
Equity in Net Income (Loss) of Equity Method Investees	85	97
Net income	328	1,087
Net income attributable to noncontrolling interests	90	51
Net Income attributable to IIJ	418	1,138

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q09	3Q10
	JPY millions	JPY millions
CAPEX, including capital leases	1,752	1,515
Acquisition of Assets by Entering into Capital Leases	899	641
Purchase of Property and Equipment	853	874

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended December 31, 2009 and December 31, 2010)

	Three Months Ended December 31, 2009		Three Months Ended December 31, 2010
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Network services:
Internet Connectivity (corporate use)	3,480,241		42,755	3,491,817
Internet Connectivity (home use)	1,723,836		19,867	1,622,533
WAN services	642,668		78,422	6,404,689
Outsourcing services	3,450,020		47,812	3,904,810
Total	9,296,765		188,856	15,423,849
Systems integration:
Systems Construction	1,986,972		29,653	2,421,784
Systems Operation and Maintenance	4,554,855		53,576	4,375,565
Total	6,541,827		83,229	6,797,349
Equipment sales	129,124		2,190	178,874
ATM operation business	70,039		1,525	124,508
Total revenues	16,037,755	100.0	275,800	22,524,580	100.0
COST AND EXPENSES:
Cost of network services	7,567,089		151,852	12,401,754
Cost of systems integration	4,701,783		61,434	5,017,343
Cost of equipment sales	110,631		1,961	160,184
Cost of ATM operation business	276,736		3,028	247,248
Total cost	12,656,239	78.9	218,275	17,826,529	79.1
Sales and marketing	1,334,099	8.3	22,932	1,872,826	8.3
General and administrative	1,128,380	7.1	18,253	1,490,717	6.6
Research and development	77,889	0.5	1,292	105,532	0.5
Total cost and expenses	15,196,607	94.8	260,752	21,295,604	94.5
OPERATING INCOME	841,148	5.2	15,048	1,228,976	5.5
OTHER INCOME (EXPENSE):
Interest income	4,904		55	4,521
Interest expense	(72,983)		(920)	(75,156)
Foreign exchange losses	(8,423)		(145)	(11,805)
Net gains on sales of other investments	9,338		262	21,422
Losses on write-down of other investments	(18,269)		(21)	(1,772)
Other—net	1,878		31	2,502
Other expense — net	(83,555)	(0.5)	(738)	(60,288)	(0.3)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	757,593	4.7	14,310	1,168,688	5.2
INCOME TAX EXPENSE	514,382	3.2	2,194	179,199	0.8
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	85,017	0.5	1,194	97,538	0.4
NET INCOME	328,228	2.0	13,310	1,087,027	4.8
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	89,678	0.6	622	50,784	0.3
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	417,906	2.6	13,932	1,137,811	5.1

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2010
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,684
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,073,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	2,063.29	68.74	5,613.72
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	2,063.29	68.74	5,613.72
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	5.16	0.17	14.03
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	5.16	0.17	14.03

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 81.67 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 31, 2010.
(Note2) The above presentation for the three months ended December 31, 2009 has been changed to conform to the presentation for the three months ended December 31, 2010.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2009 and December 31, 2010)

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2009 and December 31, 2010)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	328,228	13,310	1,087,027
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,290,948	18,583	1,517,730
Provision for retirement and pension costs, less payments	92,052	940	76,791
Provision for (reversal of) allowance for doubtful accounts and advances	27,720	(90)	(7,328)
Loss on disposal of property and equipment	4,499	121	9,889
Net gains on sales of other investments	(9,338)	(262)	(21,422)
Losses on write-down of other investments	18,269	22	1,772
Foreign exchange losses (gains)	(1,999)	37	3,043
Equity in net income of equity method investees	(85,017)	(1,194)	(97,538)
Deferred income tax expense	417,616	955	78,006
Others	--	457	37,319
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	121,875	18,317	1,495,960
Increase in inventories, prepaid expenses and other current and noncurrent assets	(401,483)	(9,659)	(788,859)
Increase (decrease) in accounts payable	(154,017)	50,534	4,127,102
Increase (decrease) in income taxes payable	(69,577)	603	49,229
Decrease in accrued expenses, other current and noncurrent liabilities -net	(111,391)	(52,530)	(4,290,134)
Net cash provided by operating activities	1,468,385	40,144	3,278,587
INVESTING ACTIVITIES:
Purchase of property and equipment	(853,726)	(10,694)	(873,339)
Proceeds from sales of property and equipment	178,270	--	--
Purchase of available-for-sale securities	(12,817)	--	--
Purchase of other investments	(50,000)	(612)	(50,000)
Proceeds from sales of available-for-sale securities	34,800	314	25,674
Proceeds from sales and redemption of other investments	9,693	121	9,881
Payments of guarantee deposits	(15,607)	(4)	(315)
Refund of guarantee deposits	28,188	10	808
Payments for refundable insurance policies	(12,936)	(61)	(5,015)
Other	1,179	--	--
Net cash used in investing activities	(692,956)	(10,926)	(892,306)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	650,000	11,632	950,000
Repayments of short-term borrowings with initial maturities over three months	(5,100,000)	--	--
Principal payments under capital leases	(947,971)	(8,932)	(729,507)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	2,350,000	(11,632)	(950,000)
Proceeds from issuance of subsidiary stock to ?minority shareholders	150,000	--	--
Dividends paid	(202,544)	(3,102)	(253,355)
Net cash used in financing activities	(3,100,515)	(12,034)	(982,862)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,171	(141)	(11,547)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,322,915)	17,043	1,391,872
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,789,017	115,195	9,408,031
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	8,466,102	132,238	10,799,903

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 81.67 which was the noon buying rate in
 New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
New York prevailing as of December 31, 2010.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months of Fiscal Year Ending March 31, 2011(from April 1 to December 31, 2010) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months Ended December 31, 2010

[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 10, 2011
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative:	Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Schedule date for filing of quarterly report:	scheduled on February 14, 2011
Supplemental material on quarterly results:	Yes Dividends payment day: -
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Nine Months Ended December 31, 2010 (April 1, 2010 to December 31, 2010)
(1) Consolidated Results of Operations					(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	?	JPY millions	?	JPY millions	?	JPY millions	?
Nine months ended December 31, 2010	56,797	17.6	2,430	21.1	2,175	22.0	1,997	76.2
Nine months ended December 31, 2009	48,313	(4.9)	2,007	8.8	1,783	43.6	1,133	219.8
	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Nine months ended December 31, 2010	9,855.74	9,855.74
Nine months ended December 31, 2009	5,595.29	5,595.29
(2) Consolidated Financial Position
	Total Assets	Total Equity	Shareholders' Equity	Shareholders' Equity as a percentage of Total Assets	Shareholders' Equity per share
	JPY millions	JPY millions	JPY millions	%	JPY
December 31, 2010	67,145	28,688	28,696	42.7	141,579.68
March 31, 2010	52,096	27,364	27,320	52.4	134,882.18

2. Dividends
	Dividend per Shares
	1st quarter-end	2nd quarter-end	3rd quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2010	--	1,000.00	--	1,250.00	2,250.00
Fiscal year ending March 31, 2011	--	1,250.00	--
Fiscal year ending March 31, 2011 (Target)				1,500.00	2,750.00
Changes in dividends forecasts during the three months ended December 31, 2010: Yes

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2011
(April 1, 2010 through March 31, 2011)						(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal year ending March 31, 2011	84,500	24.3	4,800	40.7	4,100	43.4	3,000	34.3	14,801.37
Changes in earnings forecasts during or after the three months ended December 31, 2010: None
4. Others

(1) Change in significant subsidiaries for the three months ended December 31, 2010
(Change in significant subsidiaries for the three months ended December 31, 2010 which resulted in changes in scope of consolidation): No
Newly Consolidated ( -- ) Excluded: ( -- )

(2) Application of simplified or exceptional accounting: None
(Application of simplified or exceptional accounting for quarterly consolidated financial statements):

(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

1) Changes duet to the revision of accounting standards: No
2) Others: Yes

(4) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):

As of December 31, 2010: 206,478 shares
As of March 31, 2010: 206,478 shares

2) The number of treasury stock:

As of December 31, 2010: 3,794 shares
As of March 31, 2010: 3,934 shares

3) The weighted average number of shares outstanding:

For the nine months ended December 31, 2010: 202,632 shares
For the nine months ended December 31, 2009: 202,544 shares
CONTACT: Internet Initiative Japan Inc.
         YUKO KAZAMA
         Investor Relations Office
         E-mail: ir@iij.ad.jp
         Tel: +81-3-5259-6500
         URL: http://www.iij.ad.jp/en/IR